UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Vermillion, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

17252Y104
(CUSIP Number)

James E. Besser Manchester Management Company, LLC 131 Charles Street, 1st Floor Boston, Massachusetts 02114 United States of America Tel. No.: 617-399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

551,618

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

431,350

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

431,350

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

982,968

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	17252Y104

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their respective investments in the Shares on a continual basis.

In a letter to the Board of Directors of the Issuer (the “Board of Directors”) dated April 18, 2011, attached hereto as Exhibit C, Mr. Besser, individually, and on behalf of Manchester Management Company, LLC, urged the Board of Directors to take the steps necessary to amend the by-laws of the Issuer to (i) allow shareholders to call a special meeting, (ii) allow shareholders to put matters to a vote at an annual meeting on a more reasonable time frame, and (iii) remove the poison pill (the “Poison Pill”) from the by-laws.  Mr. Besser believes that the by-laws and the Poison Pill, ostensibly put in place to protect shareholders of the Issuer from unwanted interference from the outside, now exist primarily to prevent the shareholders from exercising their right to stop the management from causing further damage to the value of the Shares.

The by-laws give the shareholders of the Issuer no right to call a special meeting under any circumstances.  Instead, any matters that a shareholder wishes to put to a vote of the shareholders must be done so at an annual meeting.  Matters that a shareholder would like addressed at an annual meeting must be submitted to the Board of Directors of the Issuer in writing 12 months in advance of such meeting.  Thus, a concerned shareholder who has any changes that it wishes to put to a vote today, must wait nearly two years to have its voice heard.  Mr. Besser believes that this is outrageous and allows the board and management to make decisions without accountability to the shareholders.

Moreover, Mr. Besser believes that the Poison Pill acts as a deterrent which prevents shareholders from acting in concert to make changes in the composition of the board and management (or to attempt to amend the by-laws to allow for a special meeting) in order to preserve what value has not been impaired in the Issuer’s stock.

Given the wanton destruction of shareholder value caused by the 90% decline in the price of the Issuer’s stock in the past year, there should be a mechanism by which current shareholders are able to determine whether the Issuer’s current management and board have the judgment and skills necessary to evaluate all the alternatives that must be considered at this point to create a reasonable return going forward.  The letter from Mr. Besser to the Issuer dated April 18, 2011 sets forth Mr. Besser’s belief that:
(i) management has made overly optimistic projections;
(ii) management has been irresponsible about the economics of the Issuer’s relationship with Quest;
(iii) management has continued to make overly optimistic projections;
(iv) the secondary offering in 2011 substantially diluted shareholders;
(v) there is an underweighting of stock incentivization in management’s employment agreements;
(vi) management has not been effective in developing an effective sales force; and
(vii) management has ignored direct sales opportunities to non-Quest hospitals.

The Reporting Persons  reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's  Board of  Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, Manchester Management Company, LLC, may be deemed to be the beneficial owners of 551,618 Shares, constituting 5.2% of the Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owners of 982,968 Shares, constituting 9.2% of the Shares.

The percentage of the class of Shares of the Issuer beneficially owned by each Reporting Person is based upon 10,657,564* Shares outstanding as of the date hereof.

Manchester Management Company, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

Mr. Besser has the sole power to vote or direct the vote of 431,350 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 431,350 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

There have not been any transactions by the Reporting Persons in the securities of the Issuer since the Schedule 13D filed by the Reporting Persons on April 18, 2011.

*This outstanding Shares figure reflects the number of outstanding Shares at December 31, 2010, as reported in the Issuer's Form 10-K, filed on February 28, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Letter to shareholders and the board of directors from Mr. Besser dated April 21. 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2011
(Date)

Manchester Management Company, LLC
By:	/s/ James E. Besser
James E. Besser, Managing Member
By:	/s/ James E. Besser
James E. Besser

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

To my fellow shareholders of Vermillion, Inc. and the Board of Directors,

A quick response to the company’s latest communication which was attached to the 8-K filed on April 20, 2011:

1.It is not completely correct to say that we refused to come over the wall due to “liquidity” issues as characterized in the April 20th letter from the board of directors.  Our refusal also had to do with us wanting to preserve our right to weigh in and vote as a substantial holder of the equity.
The exact wording of my communication with management on this matter follows:

“I've thought a great deal about our conversation yesterday, and I've consulted with counsel, and I believe strongly that we at Manchester should not go over the wall.  Given the size of our position, this simply would not be consistent with the fiduciary duties that we owe to our investors and would handcuff us on any further actions we could take, depending on what we discovered.”

Those actions not only include selling the stock, but also acquiring additional stock and taking other steps we may feel are necessary to change the direction of the company.  Furthermore, this does not answer the point in my previous filing that businesses of far greater complexity and scale are able to communicate effectively with their shareholders without giving them material non-public information.

2.The board asserts that

“He(Mr. Besser) claims to want what is best for shareholders, while at the same time refusing complete information. This suggests to us that his goal is not to create long term value for shareholders but rather a short term stock price jump for his own benefit.”

Obviously, the implication is that I am a opportunistic late-comer to the situation.  Sadly for me, this is not the case.  My first purchase of VRML(then VRMLQ) was in September of 2009, some of which is still on my position run.  In fact, I have watched the entire restart of the company following OVA1’s approval, and have been an ardent believer in the commercial opportunity worldwide for OVA1, a fact that management is well aware of.

My recent purchases occurred both on the recent secondary and afterwards as the company trades at a paltry Enterprise value relative to the opportunity that we believe is present if the company’s execution improves.

3. With regard to the wildly optimistic projections in the original reorganization plan, the point is not simply that those were wrong, but that the current bylaws and the rights plan are asking us to trust the board’s judgment again.  Vermillion’s letter states that

“Management revised its projections quickly following launch once it became clear that its reimbursement estimates were too conservative and adoption rate estimates were too fast.”

Quickly in this case means five months after the launch of the test.  Left unsaid was that this revision of volumes was also too high, and was lowered again three months later.  Has the board’s judgment in reviewing the sales strategy improved significantly?  How long will we have to wait before a verdict is rendered on the execution of the current team?

We would love to be wrong and discover that test volumes have accelerated dramatically in the March quarter, and subsequently in April.  However, we suspect that the March quarter, even above the current guidance range could represent a deceleration of the sales ramp from prior levels, just at the time when we believe the sales ramp should be accelerating.  We believe the sales ramp should be accelerating because two major new insurers have kicked in and the sales force has been in the field long enough to start showing productivity, especially after all the physician outreach in Q4 and the positive scientific developments in Q1.  We await the company’s first quarter results.

4.We have read the Stephens, Roth, and Wedbush research.  The company has never had a problem highlighting the size of the opportunity- which they did effectively at the Lazard conference in November of 2009, and in other venues as well.  Where the company struggles is in conveying their strategy for execution to take advantage of this opportunity.  Particularly when they have been so far off on projecting their ability to execute previously.

5.Perhaps the majority of shareholders believe that the sales ramp is fine and that we are wrong to question the sales execution after only 1 year.  If that’s true, the Board should not fear a vote by the shareholders on the execution to date and the shareholders’ confidence in this team going forward at all, particularly in the format I described in my communication to them on the 12th of April.  On the other hand, we believe that an attempt to use the extensive anti-takeover machinery to stifle the rights of shareholders simply highlights the weakness of management’s execution.

We await the response of the board.

Submitted,

James Besser
Manchester Management

SK 02849 0001 1190589